UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Fred’s, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

356108100

(CUSIP Number)

Heath freeman

alden global capital llc

885 Third Avenue, 34th Floor

New York, NY 10022

(212) 888-5500

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 356108100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 11, 2017, Alden Global Capital LLC, Strategic Investment Opportunities LLC, and Heath B. Freeman (collectively, “Alden”) and the Issuer entered into an Amended and Restated Cooperation Agreement (the “Amended and Restated Cooperation Agreement”) regarding the membership and composition of the Issuer’s Board of Directors (the “Board”) and related matters. Alden and the Issuer previously entered into a Cooperation Agreement, dated April 21, 2017, as described in Alden’s Amendment No. 1 to the Schedule 13D filed on April 25, 2017. The following description of the Amended and Restated Cooperation Agreement is qualified in its entirety by reference to the Amended and Restated Cooperation Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Terms that are not otherwise defined herein have the meanings ascribed to them in the Amended and Restated Cooperation Agreement.

Among other things, the Amended and Restated Cooperation Agreement provides that:

•	The Issuer has agreed to appoint Heath Freeman to the Board as of the next regular Board meeting (and in any event no later than August 29, 2017);
•	Alden’s previous Board designees from the original Cooperation Agreement, Steven B. Rossi and Timothy Barton (together with Mr. Freeman, the “Alden Designees”), shall continue to serve as members of the Board and as two (2) of the four (4) members on each of the Nominating and Governance Committee and Compensation Committee of the Board;
•	From the date of the Amended and Restated Cooperation Agreement through the Termination Date (as defined below) (the “Cooperation Period”), which such period includes the Issuer’s 2018 annual meeting of stockholders, the Board shall (i) nominate each of the Alden Designees for election to the Board at each Stockholder Meeting at which directors are to be elected; and (ii) cause the Issuer to file a definitive proxy statement in respect of each Stockholder Meeting at which directors are to be elected and recommend that the Issuer’s stockholders vote directly or by proxy in favor of, and otherwise use reasonable best efforts to cause, the election of each of the Alden Designees;
•	Either Alden or the Issuer shall have the right to terminate the Amended and Restated Agreement by giving five Business Days’ prior written notice to the other party at any time after the earlier of (i) March 1, 2019 and (ii) the date that is fifteen Business Days’ prior to the deadline for the submission of stockholder nominations for the 2019 Annual Meeting (the effective date of such termination of the Amended and Restated Cooperation Agreement, the “Termination Date”);
•	The size of the Board shall be no more than nine (9) directors during the Cooperation Period, however, the Board will have the right to increase the size of the Board to eleven (11) members to accommodate additional directors approved by the Board;
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CUSIP NO. 356108100

•	Effective immediately following the execution of the Amended and Restated Cooperation Agreement, Mr. Freeman shall be entitled to interview the final candidate for appointment as the next member of the Board as part of the Issuer’s current search for a new director with pharmacy and healthcare industry experience, and whom the Issuer has agreed shall not be appointed prior to Mr. Freeman’s appointment to the Board;

•	During the Cooperation Period, Alden has certain replacement rights in the event that any of the Alden Designees cease to be a director during the Cooperation Period, subject to certain conditions, including Alden maintaining certain levels of ownership of the Issuer’s Shares;

•	If at any time during the Cooperation Period, Alden fails to satisfy the 10% Ownership Threshold, Alden shall designate one or more Alden Designees who shall immediately resign from the Board and all committees thereof such that there is only one remaining Alden Designee on the Board (unless there is only one Alden Designee on the Board at such time), and if Alden fails to satisfy the 5% Ownership Threshold at any time during the Cooperation Period, any remaining Alden Designee shall immediately resign from the Board and all committees thereof;

•	During the Cooperation Period, Alden shall abide by certain customary standstill provisions, which generally prohibit Alden from taking specified actions with respect to the Issuer and its securities, including, among others: (i) nominating or recommending for nomination any person for election as a director of the Issuer or submitting any stockholder proposal for consideration at any meeting of stockholders; (ii) initiating, encouraging or participating in any “withhold” or similar campaign with respect to any meeting of stockholders or any solicitation of written consents of stockholders; (iii) soliciting or participating in the solicitation of proxies; (iv) joining any “group” or becoming party to any voting arrangement or agreement; or (v) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations;

•	During the Cooperation Period, Alden shall appear in person or by proxy at any meeting of stockholders and vote all Shares beneficially owned by it in accordance with the Board’s recommendations with respect to (i) the election or removal of directors, (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm, (iii) the Issuer’s “say-on-pay” proposal and (iv) any other proposal to be submitted to the stockholders; provided, however, that in the event that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer proposal or stockholder proposal (other than proposals relating to the election of directors), Alden is permitted to vote in accordance with the ISS and Glass Lewis recommendations; provided, further, that Alden is permitted to vote in its discretion on any Issuer proposal regarding any Extraordinary Transaction or Equity Issuance (other than any Equity Issuance pursuant to any compensation plan, program, policy, contract or arrangement approved by the Board (a “Compensation Equity Issuance”)); provided, even further, that with respect to any Issuer proposal regarding a Compensation Equity Issuance, (a) if either ISS or Glass Lewis recommend in favor of such Compensation Equity Issuance, Alden must vote in accordance with the Board’s recommendations, and (b) if both ISS and Glass Lewis recommend otherwise with respect to such Compensation Equity Issuance, Alden is permitted to vote in its discretion; and
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CUSIP NO. 356108100

•	During the Cooperation Period, (i) each of the Issuer and Alden agrees not to initiate or pursue any lawsuit, claim or other legal proceeding against each such party, subject to certain exceptions; (ii) the Issuer agrees to provide Alden with the opportunity to participate on a pro rata basis in any Equity Issuance, subject to certain exceptions for Equity Issuances relating to certain business combination transactions, stock splits, and stock dividends and (iii) Alden agrees to grant the Issuer an exclusive option to purchase any Shares offered by Alden that Alden proposes to transfer in a privately negotiated transaction equal to 5% or more of the issued and outstanding Shares, in each case subject to the terms and conditions and in accordance with the procedures set forth in the Amended and Restated Cooperation Agreement.

In addition, the Issuer and Alden reaffirmed and ratified the terms and conditions of that certain Registration Rights Agreement between the Issuer and Alden, dated May 24, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 11, 2017, Alden and the Issuer entered into the Amended and Restated Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Amended and Restated Cooperation Agreement by and among Alden Global Capital LLC, Strategic Investment Opportunities LLC, Heath B. Freeman and Fred’s, Inc., dated August 11, 2017.

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CUSIP NO. 356108100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2017

Strategic Investment Opportunities LLC

By:	Alden Global Capital LLC Investment Manager
/s/ Heath Freeman
By:
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC
/s/ Heath Freeman
By:
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

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